================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                   ----------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1


                             WINFIELD CAPITAL CORP.
                             ----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   973859 10 1
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


              DAVID GREENBERG, 15 WEST AYLESBURY ROAD, SUITE 700,
                      TIMONIUM, MD. 21093. (410) 561-0900
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    COPY TO:

                               JESSE R. MEER, ESQ.
                         BERLACK, ISRAELS & LIBERMAN LLP
                              120 WEST 45TH STREET
                            NEW YORK, NEW YORK 10035
                                 (212)-704-0100



                                  MAY 19, 1999
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a Statement on Schedule 13G, to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [__]

Check the following box if a fee is being paid with this Statement: [__]


================================================================================


                               (Page 1 of 5 Pages)

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP NO. 973859 10 1                                          PAGE 2 OF 5 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
1    |       NAME OF REPORTING PERSON:
     |       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     |       DAVID GREENBERG  ###-##-####
--------------------------------------------------------------------------------
2    |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
     |                                                                   (b) [ ]
     |
--------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
     |
--------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS
     |       PF
     |
--------------------------------------------------------------------------------
5    |       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
     |       PURSUANT TO ITEMS (2)(d) OR (e)
     |
--------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OR ORGANIZATION
     |       UNITED STATES OF AMERICA
     |
--------------------------------------------------------------------------------
NUMBER OF       |   7   |  SOLE VOTING  POWER
                |       |  551,333 SHARES
SHARES          |       |
                 ---------------------------------------------------------------
BENEFICIALLY    |   8   |  SHARED VOTING POWER
                |       |                            ______
OWNED BY        |       |
                 ---------------------------------------------------------------
EACH            |   9   |  SOLE DISPOSITIVE POWER
                |       |  551,333 SHARES
REPORTING       |       |
                 ---------------------------------------------------------------
PERSON          |  10   |  SHARED DISPOSITIVE POWER
                |       |                            ______
WITH            |       |
--------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     |       551,333 Shares
     |
--------------------------------------------------------------------------------
12   |       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
     |       EXCLUDES CERTAIN SHARES
     |
--------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     |       10.00%
     |
--------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON
     |       IN
     |
--------------------------------------------------------------------------------



                               (Page 2 of 5 Pages)

Item 1. SECURITY AND ISSUER. This statement relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of Winfield Capital Corp. (the "Company"), which has its principal executive offices at 237 Mamaroneck Avenue, White Plains, New York 10605.

Item 2. IDENTITY AND BACKGROUND (a) This statement is filed by David Greenberg (the "Reporting Person").

     (b) The business address of the Reporting Person is 15 West Aylesbury Road, Suite 700, Timonium, Maryland 21093.

     (c) The Reporting Person's principal business is being an officer and director of Winfield Capital Corp., a small business investment company.

     (d) N/A.

     (e) N/A.

     (f) USA.


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. The shares of common stock covered by this report were acquired by the Reporting Person as a result of a private placement and a private sale, dated May 2, 1995. The Reporting Person used personal funds to acquire the common stock.

The Reporting Person acquired options from the Company on May 2, 1995 and February 24, 1998, covering 150,000 and 200,000 shares of common stock, respectively.


                               (Page 3 of 5 Pages)

Item 4. PURPOSE OF TRANSACTION. The Reporting Person acquired his common stock and options for investment purposes. On April 22, 1999, the Reporting Person sold an aggregate of 26,000 shares in a brokerage transaction at a price per share of $43.97. On April 29, 1999, the Reporting Person sold an aggregate of 9,400 shares in a brokerage transaction at a price per share of $40.66. On May 3, 1999, the Reporting Person sold an aggregate of 5,900 shares in a brokerage transaction at a price per share of $37.05. On May 19, 1999, the Reporting Person sold an aggregate of 49,300 shares in a brokerage transaction at a price per share of $34.53. On May 26, 1999 the Reporting Person acquired 90,090 shares upon the exercise of options at an exercise price of $1.11 per share. Immediately following such exercise, the Reporting Person owns an aggregate of 291,423 shares of common stock and options that are currently exercisable for an aggregate of 259,910 common shares.

Item 5. INTEREST IN SECURITIES OF THE ISSUER. As of the date of this filing, the Reporting Person beneficially owns 551,333 common shares (including 259,910 shares issuable upon exercise of all options held by the Reporting Person), which shares represent approximately 10.00% of the outstanding common stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. None.

Item 7. MATERIAL TO BE FILED AS EXHIBITS. None.


                               (Page 4 of 5 Pages)

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 2, 1999




                              ------------------------------------------
                              Name (signed)


                              David Greenberg
                              ------------------------------------------
                              Name (printed)




                               (Page 5 of 5 Pages)